FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank (SABB), a 40% indirectly held associate of HSBC Holdings plc.

14 January 2013

THE SAUDI BRITISH BANK
RESULTS FOR THE YEAR 2012

. Net profit of SAR3,240m (US$864m) for the year ended 31 December 2012 - an increase of SAR352m (US$94m), or 12.2%, compared with SAR2,888m (US$770m) for the year ended 31 December 2011.

. Operating income of SAR5,167m (US$1,378m) for the year ended 31 December 2012 - an increase of SAR268m (US$71m), or 5.5%, compared with SAR4,899m (US$1,306m) for the year ended 31 December 2011.

. Customer deposits of SAR120.4bn (US$32.1bn) at 31 December 2012 - an increase of SAR14.9bn (US$4.0bn), or 14.1%, compared with SAR105.6bn (US$28.2bn) at 31 December 2011.

. Loans and advances to customers of SAR96.1bn (US$25.6bn) at 31 December 2012 - an increase of SAR11.3bn (US$3.0bn), or 13.3%, compared with SAR84.8bn (US$22.6bn) at 31 December 2011.

. The bank's investment portfolio totalled SAR27.6bn (US$7.4bn) at 31 December 2012 - an increase of SAR5.4bn (US$1.4bn), or 24.3%, compared with SAR22.2bn (US$5.9bn) at 31 December 2011.

. Total assets were SAR156.7bn (US$41.8bn) at 31 December 2012 - an increase of SAR18.0bn (US$4.8bn), or 13.0%, compared with SAR138.7bn (US$37.0bn) at 31 December 2011.

.  Earnings per share of SAR3.24 (US$0.86) for the year ended 31 December 2012 - an increase of 12.2% from SAR2.89 (US$0.77) for the year ended 31 December 2011 after bonus share adjustment (one for every three shares).

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR3,240m (US$864m) for the year ended 31 December 2012. This is an increase of SAR352m (US$94m), or 12.2% compared with the year ended 31 December 2011.

Sheikh Khaled Olayan, Chairman of SABB, said: "SABB's strategy of diversifying its income streams and controlling its costs effectively ensured another strong financial performance in 2012. SABB has continued to focus on strong asset quality while maintaining healthy capital and liquidity positions.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at
ibrahimabomouti@sabb.com

Investor Relations enquiries at
InvestorRelations@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                            Date: 14 January 2013